ATLAS TECHNICAL CONSULTANTS, INC.
13215 Bee Cave Parkway, Building B, Suite 230,
Austin, Texas 78738
(512) 851-1501

May 27, 2020

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mara Ransom, Jim Allegretto

Re:	Atlas Technical Consultants, Inc. Registration Statement on Form S-1 File No. 333-237748

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Atlas Technical Consultants, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-237748, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Friday, May 29, 2020, or as soon thereafter as practicable.

Please contact Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ATLAS TECHNICAL CONSULTANTS, INC.

By:	/s/ L. Joe Boyer
Name:	L. Joe Boyer
Title:	Chief Executive Officer

Enclosures
cc:	Mara Ransom (Securities and Exchange Commission)

Jim Allegretto (Securities and Exchange Commission)

Cara Wirth (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

L. Joe Boyer (Atlas Technical Consultants, Inc.)

Julian Seiguer (Kirkland & Ellis LLP)

Michael Rigdon (Kirkland & Ellis LLP)